Schedule A

to

Investment Advisory Agreement

of

J.P. Morgan Exchange-Traded Fund Trust

Advisory Fee Rates

(Amended as of December 16, 2015)

Name	Fee Rate
JPMorgan Diversified Return U.S. Equity ETF	0.23%
JPMorgan Diversified Return Europe Equity ETF	0.30%
JPMorgan Diversified Return Europe Currency Hedged ETF	0.33%

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:

Title:

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:

Title:

1